FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For October 21, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

Notice of Meeting and Record Date

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  October 21, 2009

By:

/s/ Bassam Moubarak

(Name)

Its:

Chief Financial Officer

(Title)

Date: 16/10/2009	510 Burard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To:

All Canadian Securities Regulatory Authorities

Subject:

Petaquilla Minerals Ltd.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General Meeting

Record Date for Notice of Meeting :

07/10/2009

Record Date for Voting :

07/10/2009

Meeting Date :

30/11/2009

Meeting Location (if available) :

Princess Louisa Suite, 2nd Floor

900 Canada Place Way

Fairmont Waterfront Hotel

Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	716013107	CA7160131073

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for PETAQUILLA MINERALS LTD.